December 5, 2005

Mr. Thomas J. Cunningham
Secretary, Treasurer, Chief Financial Officer
Tri-Valley Corporation
5555 Business Park South, Suite 200
Bakersfield, CA  93309

	Re:	Tri-Valley Corporation
		Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed April 29, 2005
File No. 1-31852


Dear Mr. Cunningham:

      We have reviewed your filings and have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004


1. It appears past recovery does not support your estimate of 30%
recovery efficiency.   Using the reservoir properties provided in
your report for the offsetting Chase property, results in an actual
recovery of 2.5% of original oil in place since the mid 1980`s.
We
are not aware of any demonstrated recovery in the range of the 30% that your estimate assumes. If you were to assume the same 2.5% recovery factor for your property the estimated ultimate recovery is
only 3 million barrels.   However, as stated previously you must
limit your estimate of proved undeveloped reserves to only the direct offsets of wells that have demonstrated economic production. Therefore, please revise your document accordingly.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Yong Choi at (202) 551-3758, Sandy Eisen at
202-
551-3864, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum
Engineer,
at (202) 551-3703 with questions about engineering comments.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: 	Yong Choi
      Sandy Eisen
April Sifford
      James Murphy


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Mr. Thomas J. Cunningham
Tri-Valley Corporation
December 5, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010